Exhibit 2.2

IRREVOCABLE UNDERTAKING

30 AUGUST 2021

AGREEMENT ON THE ACCEPTANCE

OF A PUBLIC TAKEOVER OFFER

between

Egora Holding GmbH

Fraunhoferstr. 22

82152 Planegg

Germany

- “Shareholder 1” -

and

Egora Investments GmbH

Fraunhoferstr. 22

82152 Planegg

Germany

- “Shareholder 2” (and with Shareholder 1 collectively referred to as the “Shareholders”)-

as well as

Acorn HoldCo, Inc.

Corporation Trust Center

1209 Orange Street

Wilmington, New Castle County

Delaware 19801

United States

- “Bidder” –

(Shareholder and Bidder each a “Party” and together the “Parties”)

PREAMBLE

(A)

ADVA Optical Networking SE is a stock corporation established under German law, with registered office in Meiningen, registered in the commercial register of the local court of Jena under HRB 508155 (“Target”). At the date of this agreement the share capital of Target amounts to EUR 51,097,512 and is divided into 51,097,512 ordinary non-par value registered/bearer shares (ISIN DE00051013006), each share representing a proportionate amount of EUR 1.00 of the share capital in Target (the “Target Shares”).

(B)

The Shareholder 1 owns currently legal title to 1,525,847 Target Shares, and the Shareholder 2 owns currently legal title to 5,930,902 Target Shares, each as set forth in deposit account statements, copies of which are attached hereto as Exhibit B (in each case related to the respective shareholder, the “Owned Target Shares”). Any further Target Shares acquired by the Shareholders after the date hereof to the expiry of the Offer, are hereinafter in each case related to the respective Shareholder, referred to as “Acquired Target Shares”, The Target Shares which are subject to the this Agreement are referred to as „Relevant Shares“.

(C)

The Bidder currently considers, subject to (i) approval of the management board and the supervisory board of Target, and (ii) final internal approvals, to launch a voluntary public tender offer to acquire all Target Shares on the basis of an offer document (as amended from time to time, the “Offer Document”) against payment of a share consideration in accordance with the Takeover Act (the “Offer”).

(D)

In order to be able to decide whether there is sufficient deal certainty for the Bidder to pursue the Offer, it is essential for the Bidder that the Shareholders, will undertake to accept the Offer. Against this background, the Shareholders are prepared to tender the Relevant Shares into the Offer subject to the terms and conditions of this agreement (the “Agreement”).

Now, therefore, the Parties agree as follows:

1	Undertakings of the Shareholders

1.1	The Shareholders hereby undertake, each individually and only in relation to its respective Relevant Shares,

(a)	subject to Section 1.10, not to dispose of any Relevant Shares to its affiliates or to any third parties outside the Offer; and

(b)	to accept the Offer in respect of

(i)

all Owned Target Shares except for 456,749 Owned Target Shares held by Shareholder 2 („Excluded Shares“) no later than on the fifth Business Day after the start of the initial acceptance period under the Offer; and

(ii)	all Acquired Target Shares no later than on the day of their respective acquisition,

in each case pursuant to, and in full compliance with the terms and provisions of, the Offer Document and provided that the consideration (angebotene Gegenleistung) per Target Share offered by the Bidder under the Offer are 0.8244 shares in the Bidder (the ”Exchange Ratio”).

1.2

The Shareholder 2 is entitled to sell the Excluded Shares, but, for the avoidance of doubt, nothing in this Agreements prevents Shareholder 2 from accepting the Offer for all or part of the Excluded Shares.

1.3

The Shareholders further undertake (i) not to withdraw or otherwise terminate (kündigen) or rescind (zurücktreten) from, or challenge (anfechten) this Agreement and the agreements concluded as a result of the acceptance of the Offer for any reason, and (ii) subject to Section 1.10, to transfer all Relevant Shares to the Bidder pursuant to the terms and conditions of the Offer Document on the date the Offer will be settled.

1.4

The Relevant Shares will be subject to the same terms, conditions and procedures as any other Target Shares tendered in the Offer, and the Shareholders will benefit from any amendment, revision, extension, improvement or increase of the Offer to the same extent as any other shareholder of Target who tenders Target Shares into the Offer.

1.5

The Shareholders will submit to the Bidder, no later than on the first Business Day after acceptance pursuant to Section 1.1 above, adequate written evidence of (i) their tendering of the Relevant Shares into the Offer, and (ii) the book-entry transfer (Umbuchung) of the Relevant Shares into the security identification number of the tendered shares as a result of such acceptance.

1.6

Except as set forth in Section 1.10, the Shareholders hereby confirm to the Bidder that they are, at the date of this Agreement, under no obligation to enter into or implement, and hereby undertake that they will not solicit, support, enter into or continue any negotiations or discussions, or execute a binding agreement, in relation to a sale, tender, share lending or other comparable transaction with regard to the Relevant Shares with any person other than the Bidder or a person designated by the Bidder, and the Shareholders undertake not to accept a competing tender offer made by a third party.

1.7

The Shareholders undertake not to borrow any tendered or untendered Target Shares during the term of this Agreement and the Shareholders shall further use their reasonable best efforts that none of the Target Shares held by them at any time during the term of this Agreement will be made, or have been made available in any share lending or borrowing pool relating to Target Shares or financial instruments relating to Target Shares.

1.8

Shareholder 2 undertakes to procure that its affiliates and its shareholders tender into the Offer all of the Target Shares, as the case may be, they hold at the date hereof or they will acquire after such date, into the Offer.

1.9

The Bidder intends to allow the trade with tendered Target Shares and, therefore, the Shareholders shall be allowed to sell all of the Relevant Shares which have already been tendered into the Offer pursuant to Section 1.1(b) (the “Tendered Relevant Target Shares” and in relation to Owned Target Shares tendered the “Tendered Owned Target Shares”).

1.10

Notwithstanding the foregoing, in relation to a number of Target Shares equaling an amount of EUR 8,500,000 based on the relevant stock price of Target Shares at the relevant time (the “Pledgeable Shares”) , the Shareholder 1 is entitled to

(a)

to pledge Pledgeable Shares as collateral for a loan taken out by it, provided that the respective pledge agreement explicitly allows to tender the pledged Pledgeable Shares, if the pledges is executed prior to the tender of the Owned Target Shares pursuant to
Section 1.1(b)(i);

(b)	to pledge Tendered Owned Target Shares at the number of Pledgeable Shares;

(c)	if in case of subsection (a) the bank is not willing to allow the tender of the Pledgeable Shares, the Pledgeable Shares shares shall become Excluded Shares.

2	Representations of the Shareholders

The Shareholders hereby represent and warrant by way of an independent guarantee undertaking within the meaning of Section 311 (1) of the German Civil Code (Bürgerliches Gesetzbuch) that, as of the date hereof and the date of the settlement of the Offer, each of the following statements is true and correct in all respects:

(a)

The Shareholders have the required power and authority to enter into this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated hereby. This Agreement constitutes a valid and binding obligation of the Shareholders enforceable against it in accordance with its terms.

(b)

The Shareholder is the sole and unrestricted owner of the Relevant Shares and the Relevant Shares have not been pledged, assigned, charged or used as a security to or by a third party and are free and clear of any other third party rights, except that Shareholder 1 committed to UniCredit Bank AG to pledge the Pledgeable Shares.

(c)

At the end of the acceptance period and the additional period under the Offer respectively, the Shareholders do not hold any Target Shares or other instruments relating to the Target Shares except of the Excluded Shares.

3	Confidentiality

3.1	Each Party shall treat the content of this Agreement and the content of the negotiations conducted in connection with this Agreement strictly confidential.

3.2

Legal disclosure obligations (e.g. towards competent authorities and courts or notifications under the Takeover Act, the German Securities Trading Act or the Market Abuse Regulation) shall not be affected by the obligations in Section 3.1 above.

3.3	The Bidder shall be released from the confidentiality obligations in Section 3.1 above if the Shareholders are in breach of their obligations pursuant to this Agreement.

3.4

The Shareholders hereby consent to the disclosure of the existence and/or content of this Agreement in connection with (i) the Offer and its related publications (including the offer announcement) and the submittal of a copy of this Agreement to BaFin in connection with the filing of the Offer Document and (ii) Bidder’s (or its Affiliates’) required filings pursuant to applicable U.S. securities Law or the rules and regulations of any applicable stock exchange on which Bidder’s (or its Affiliates’) shares are listed.

4	Cooperation

4.1

The Shareholders will, to the extent legally permitted and upon request of the Bidder, support the Offer and take all necessary actions and execute all necessary documents to ensure completion of the transactions contemplated by this Agreement.

4.2	The Shareholders further undertake not to pursue or conduct anything that would frustrate or defy the Offer by the Bidder or the purpose of this Agreement.

5	Termination

5.1

Either Party shall be entitled to terminate this Agreement with immediate effect by giving written notice to the other Party if (i) the Bidder does not announce its intention to launch the Offer pursuant to Section 10 Takeover Act within a period of ten (10) Business Days following the date hereof, (ii) following publication of the Offer Document, the offer finally fails due to the non-occurrence of any offer conditions, (iii) the Offer has been finally settled.

5.2

If this Agreement is terminated, all obligations of the Parties under this Agreement shall terminate with immediate effect provided that Sections 3, 5.2 and 7 and any claims for breach of this Agreement prior to its termination shall survive the termination.

6	Notices

Any and all notices and communications under this Agreement shall be made in writing in the English language and delivered by hand, by courier, by telefax or by email (provided that receipt of the email is promptly confirmed by telefax or email which the receiving Party shall be confirming without undue delay after receipt of such email) to the person at the address set forth below, or such other person or address as may be designated by the respective Party to the other Parties in the same manner:

(a)	if to the Bidder and the Bidder Parent:

Acorn HoldCo, Inc.

Attn.: Michael Foliano

Corporation Trust Center

1209 Orange Street

Wilmington, New Castle County

Delaware 19801

United States

e-mail: ***

with copy to (which copy shall not constitute notice hereunder):

Kirkland & Ellis International LLP

Attn.: Dr. Achim Herfs

Maximilianstraße 11

80539 Munich

Germany

e-mail: achim.herfs@kirkland.com

(b)	if to the Shareholders

Egora Holding GmbH

Attn.: Dr. Nikolaus Zwick

Fraunhoferstr. 22

82152 Planegg, Ortsteil Martinsried

Germany

e-mail: ***

with copy to

Baker Tilly Rechtsanwaltsgesellschaft mbH

Attn.: Stephan Zuber

Nymphenburger Straße 3b

80355 Munich

Germany

e-mail: ***

7	Miscellaneous

7.1	Rights and claims under this Agreement may only be assigned with the prior written consent of the other Party.

7.2	This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.3

This Agreement comprises the entire agreement between the Parties concerning the matter hereof and supersedes and replaces all oral and written declarations of intention made by the Parties in connection with the contractual negotiations.

7.4

Changes or amendments to the Agreement (including this Section 7.4) must be made in writing (including, for the avoidance of doubt, by exchange of pdf-copies of counterparts of signed documents) by the Parties or in any other more strict legally required form, if so required by mandatory laws.

7.5	The following defined terms shall in this Agreement have the following meaning:

(a)	“Affiliate” has the meaning as defined in Section 15 et seq. of the German Stock Corporation Act.

(b)	“Business Day” means a day other than a Saturday or Sunday on which banks are open for general business in Frankfurt am Main, Germany.

7.6

The Agreement shall be governed by the laws of the Federal Republic of Germany. The Vienna United Nations Convention on the International Sale of Goods (CISG) as well as the rules on international private law do not apply. The exclusive place of jurisdiction for all legal disputes arising out of, or in connection with, this Agreement shall be, to the extent permissible by law, Munich, Germany.

7.7

If a provision of this Agreement is or becomes invalid or unenforceable in whole or in part or if it turns out that this Agreement contains an unintended omission, the validity of the remaining provisions shall not be affected thereby. Any invalid or unenforceable provision shall be replaced, and any omission shall be remedied by a reasonable provision which, to the extent legally possible, shall come as close as possible to that which the Parties intended or would have intended, had they considered the relevant issue, when entering into this Agreement.

[Signature page follows on next page]

EGORA HOLDING GMBH

Planegg, Germany,	August 30, 2021 5:45 a.m. EST	/s/ Nikolaus Zwick
Place	Date and Time	Name: Dr. Nikolaus Zwick Function: Managing Director

/s/ Philipp Weber
Name: Philipp Weber
Function: Authorized Signatory

EGORA INVESTMENTS GMBH

Planegg, Germany,	August 30,2021 5:45 a.m. EST	/s/ Nikolaus Zwick
Place	Date and Time	Name: Dr. Nikolaus Zwick Function: Managing Director

/s/ Philipp Weber
Name: Philipp Weber
Function: Authorized Signatory

ACORN HOLDCO, INC.

Huntsville Alabama, USA,	August 30, 2021
	5:45 a.m. EST	/s/ Thomas R. Stanton
Place	Date and Time	Name: Thomas R. Stanton Function: Chief Executive Officer

/s/ Michael Foliano
Name: Michael Foliano
Function: Chief Financial Officer

EXHIBIT B - Deposit Account Statements